

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 29, 2015

<u>Via E-mail</u>
Gerald B. Hammack
President and Chief Executive Officer
Valmie Resources, Inc.
1001 S. Dairy Ashford Road, Suite 100
Houston, Texas 77077

       Re: **Valmie Resources, Inc.**
               Registration Statement on Form S-1
               Filed September 2, 2015
               File No. 333-206727

Dear Mr. Hammack:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us the percentage of the number of the company's outstanding shares held by non-affiliates that the 10,750,000 shares being offered by Tuverga represent. Tell us how you determined the number of your shares held by non-affiliate stockholders and identify the shares held by each of your greater than 5% holders.

Prospectus Summary – Business Strategy, page 3

2. Please clarify your business description throughout the filing. For example:

- Disclose whether the company has received any revenues through the sale of UAVs, or the provision of unmanned vehicle software, hardware and cloud services. Disclose whether the company has any current manufacturing, sales or marketing operations and whether the company has any customers.

- Clarify what non-cash assets the company currently owns and explain how your technology and other non-cash assets are recorded in your financial statements. For example, describe your "prototype development (at cost)" that is reflected in your May 31, 2015 balance sheet in the amount of $25,691 and disclose how the $100,000 in assets acquired from Mr. Hammack on July 15, 2015 is reflected in the financial statements. Also, you state that Vertitek's hardware and software technology "enables a sophisticated level of autonomy for UAV's and other autonomous mobilized devices . . ." and that "Vertitek is currently developing the commercial V-1 Drone." However, Vertitek's balance sheet at January 31, 2015 reflected total non-cash assets equal to $3,141. Please describe in greater detail Vertitek's assets acquired in the share exchange agreement.

- Throughout the filing, including in a risk factor on page 9, you state that you have intellectual property and patents. Please disclose whether you have any patents, trademarks, licenses or other intellectual property rights and revise your disclosure accordingly. We note your statement on page 18 that you "have not filed any patents related to [y]our UAV technologies."

The Equity Investment Agreement and Registration Rights Agreement, page 7

3. Please clarify in the last sentence of the first paragraph, that although the Equity Investment Agreement is for up to $2.5 million, based on your recent share prices and the number of shares you are registering you would receive less than the $1.5 million required to pay for expenses associated with your business plan. Also describe the likelihood that the company will ever receive the full amount of proceeds available under the Equity Investment Agreement. If the company is not likely to receive the full amount, disclose why the parties chose $2.5 million for the Equity Investment Agreement.

4. In the third paragraph, please disclose the percentage of your public float that the 10,000,000 shares represent.

5. Please disclose any fees or commissions related the Equity Investment Agreement. For example, describe the $1,500 charge on each Advance Date, as set forth in Section 11.5 of the agreement.

6. Please disclose that pursuant to Section 3.4 of the Equity Investment Agreement, Tuverga has agreed not to transfer or assign its obligations under the agreement.

Business Description, page 13

7. We note that you paid $286,035 in fees under the consulting agreement dated September 1, 2014. Please describe the material terms of the agreement and file it as an exhibit. See Item 601(b)(10)(i) of Regulation S-K.

Our Corporate History and Background, page 14

8. Please disclose with specificity the assets, including intellectual property, which was acquired as part of the asset purchase agreement with Mr. Hammack.

Our Solutions, page 15

9. Please revise to clarify whether you currently own aerial data collection hardware, software and data storage solutions for commercial applications. If so, please describe those assets in more detail.

AIMD Platform: Autonomous Intelligence for Mobilized Devices, page 15

10. Please provide the basis for the statement that you are "creating a system that [you] anticipate will be the most powerful and feature-rich ever for connecting mobilized machines, drones and robots to enable communication, automation and visibility." Explain how your technology differs from other competitors.

Suppliers, page 16

11. Please name your principal suppliers as required by Item 101(h)(4)(v) of Regulation S-K.

12. Please clarify what type of "proprietary components" that you will require.

Business Plan Implementation Schedule, page 17

13. Please disclose the portion of your business plan that has been implemented.

Government Regulations, page 18

    14. Please disclose the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K.

Dilution, page 24

    15. It is unclear why you assume a $3.00 market price under Scenario 1 when you shares are currently being quoted around $0.25 per share. Please revise the dilution scenarios based on a recent share price and a 25%, 50% and 75% discount to such recent price.

Selling Shareholders, page 24

    16. Please identify in the footnotes to the table the natural persons who exercise voting and/or investment control over the securities held by each of the selling shareholders.   For guidance, see Sections 140.02 and 240.04 of our Regulation S-K Compliance and Disclosure Interpretations available on our website.

    17. Please disclose whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

Plan of Distribution, page 25

    18. We note your disclosure in the first sentence that the selling shareholders "and any of their pledgees, assignees and successors-in-interest" may sell the shares covered by the registration statement. Because Tuverga's obligations under the Equity Investment Agreement are not transferable or assignable, please revise this language.

    19. We note your disclosure that the selling shareholders may sell shares short. Please revise to reflect that under Section 3.10 of the Equity Investment Agreement, Tuverga has agreed not to engage in short selling activities with respect to the company's shares.

Security Ownership of Certain Beneficial Owners and Management, page 33

    20. In the table, please include the shares held by each of Timothy Franklin and Khurram Shroff.

    21. In the table, please include greater than 5% holders of your common stock. See Item 403(a) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 34

    22. Please identify the company's promoters. See Item 404(c)(1)(i) of Regulation S-K.

23. Please disclose all your related party transactions for the current period and the last three fiscal years, as required by Item 404(a) and Instruction 1 to Item 404 of Regulation S-K. For example, we note the related party transactions described in the footnotes to your financial statements. Also describe the transactions related to the share exchange agreement and the investment by Fen Holdings & Investments Ltd.

24. Please describe the material terms of the July 15, 2015 asset purchase agreement with Mr. Hammack and disclose the principle followed in determining the $100,000 value for his intellectual property. Also identify the person making the determination and their relationship, if any, with the company or any promoter. See Item 404(c)(1)(ii) of Regulation S-K.

Consolidated Financial Statements for the Period Ended May 31, 2015

Note 3. Acquisition of Vertitek, page F-5

25. Please expand your footnote disclosures for the acquisition of Vertitek Inc. to provide:

a) A detailed description of the acquiree and the primary reasons for the business combination as required by FASB ASC 805-10-50-2(a) and 2(d). Please also describe the acquiree's business specialties and other characteristics that were expected to benefit your operations through the business combination;

b) The information as required by FASB ASC 805-10-50-2(h); and

c) A qualitative description of the factors; such as the general reputation of Vertitek's founding owner and expected synergies; that make up the goodwill recognized. Please refer to FASB ASC 805-30-50-1(a).

26. Please expand your disclosure to provide your accounting policy for goodwill impairment testing in accordance with FASB ASC 350-20-35 and the information as required by FASB ASC 350-20-50.

Note 5. Capital Stock, page F-7

27. Please expand your disclosure to describe the rights and preferences carried by your Series "A" preferred stock. Please also tell us whether these rights and preferences should be considered in computing the earnings per share as presented in your consolidated statements of operations.

Recent Sales of Unregistered Securities, page 39

28. Please provide the information required by Item 701 Regulation S-K for the past three years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Christopher Little, Esq.
        Bacchus Law Corporation